UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month May 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .                    .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event dated May 24, 2019	3

2

Grifols,S.A. GRIFOLS Avingucla de Ia Generalitat 152-158 08174 Sant Cugat delValles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS,_8.A. RELEVANT EVENT Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs that: (i) The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed all the proposals submitted to the shareholders' approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com). In this connection, the Ordinary General Shareholders' Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company's Articles of Association, equal to EUR 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 11 June 2019. Attached hereto, as A nnex 2 is the notice regarding the payment of the preferred dividend. Also, the Ordinary General Shareholders' Meeting has passed the distribution of EUR 99,297,257.60 in concept of ordinary dividend against the results of the fiscal year ended as of 31 December 2018 that will be paid next 11 June 2019, in the terms resulting from the notice attached hereto as Annex 3. (ii) The Company's Board of Directors, at its meeting held today 24 May 2019 after the Ordinary General Shareholders' Meeting has unanimously resolved to: (i) re-elect Mr. Raimon Grifols Roura as joint and several CEO of the Board of Directors, (ii) re-elect Mr. irugo Sanchez-Asiain Mardones as Lead Independent Director of the Board of Directors, (iii) re-elect Ms. Carina Szpilka Lazaro as member and Chairperson of the Audit Committee and (iv) re-elect Mr. Tomas Daga Gelabert as member of the Appointments and Remunerations Committee, as well as Vice-Secretary of the Board of Directors. In Barcelona, on 24 May 2019 Nillia Martin Barnes Secretary to the Board of Directors tOVRholnJand Y•. o\'W,IW C 1010!5031781 &.

GRIFOLS ANNEX I GRIFOLS, S.A. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING (23 I 24 May 2019) First. Review and aooroval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2018, and approval of a preferred dividend corresponding to Class B shares. A. To approve the Company's individual annual accounts, whichare composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31,2018, which show a profit ofEUR 329,718,263. The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry. B. In accordance with the submitted annual accounts, to approve the following allocation of results: To voluntary reserve EUR 91,059,463 Mandatory preferred Class B shares Dividend dividend attached to EUR 2,614,251 EUR 236,044,549 TOTAL EUR 329,718,263 From the dividend entry, EUR 136,747,291.40 were distributed to the shareholders on 4 December 2018 as interim dividend on account of fiscal year 2018 results, by virtue of the resolution passed by the Board of Directors on 26 October 2018. The amount pending to be distributed in concept of dividends amounts to EUR 99,297,257.60 which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 11, 2019. Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 11, 2019. Second. Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended

GRIFOLS

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2018.

The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third. **Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2018.**

Approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2018. Such statement has been subject to verification in accordance with the current regulations.

Fourth. **Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended 31 December 2018.**

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2018.

Fifth. **Re-election of auditors of the individual annual accounts.**

As established under article 40 of Law 22/2015 of audit of accounts:

A. To re-elect as auditor of the Company's individual annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2019. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2019.

B. To re-elect, as joint auditor of the Company's individual annual accounts, the company Grant Thornton S.L.P., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0231, with registered office in Madrid, Paseo de la Castellana, 81, registered in the Commercial Registry of Madrid, under Volume 36,652, Sheet M-657,409 and provided with Tax Identification Card number B-08914830, for the term of one year starting January 1, 2019. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2019.

Sixth. **Re-election of auditors of the consolidated annual accounts.**

GRIFOLS

To re-elect as auditor of the Company's consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2019. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2019.

Seventh. **Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors.**

7.1.- Resignation of Ms. Anna Veiga Lluch as a member of the Board of Directors.

To accept the resignation submitted by Ms. Anna Veiga Lluch to her office as member of the Board of Directors of the Company, by means of a letter dated April 3, 2019 and with effects from the date the General Shareholders' Meeting is held, thanking her for the services rendered to date and approving her management. The resignation is motivated due to the fact that her office as director is soon going to expire (May 29, 2019) and, also, the maximum term of 12 years that she can serve on the Board as independent board member is soon going to elapse, as established under article 529 duodecies of the Capital Companies Act.

7.2.- Appointment of Ms. Enriqueta Felip Font as a member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remunerations Committee, Ms. Enriqueta Felip Font as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Ms. Felip Font will be considered an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (*Ley de Sociedades de Capital*).

7.3.- Re-election of Mr. Raimon Grifols Roura as a member of the Board of Directors.

To re-elect, prior report of the Appointments and Remunerations Committee, Mr. Raimon Grifols Roura as director of the Company for a term of four (4) years, since his office as director is about to expire.

It is expressly stated that, according to said report of the Committee, Mr. Grifols Roura will continue to be considered as an "executive" director.

GRIFOLS In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' repmt regarding the competence, experience and merits of the director and the abovementioned report of the Appointmentsand Remuneration Committee, in compliance with the Capital Companies Act (Ley d Sociedades de Capital). 7.4.-Re-election of Mr. Tomas Daga Gelabert as a member of the Board of Directors. To re-elect, prior report of the Appointments and Remuneration Committee, Mr. Tomas Daga Gelabertas director of the Company for a term of four (4) years, since his office as director is about to expire. It is expressly stated that, according to said report of the Committee, Mr Daga Gelabert will continue to be considered as an "other external director. In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and th abovementionedreport of the Appointmentsand Remuneration Committee, in compliance with the Capital Companies Act (Ley d Sociedades de Capital). 7.5.-Re-election of Ms. Carina Szpilka Lazaro as a member of the Board of Directors. To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Carina Szpilka Lazaro as director of the Company for a term of four (4) years, since her office as director is about to expire. It is expressly stated that, according to said proposal of the Committee Ms. Szpilka Lazaro will continue to be considered as an "independent" director. In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding th competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital). Re-election of Mr. fnigo Sanchez-Asiain Mardones as a member o the Board of Directors. To re-elect, prior proposal of the Appointments and Remuneration Committee, Mr. irugo Sanchez-Asiain Mardonesas director of th Company for a term of four (4) years, since his office as director is abou to expire. 7.6.-It is expressly stated that, according to said proposal of the Committee Mr. Ifiigo Sanchez-Asiafn Mardones will continue to be considered as a

GRIFOLS

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (*Ley de Sociedades de Capital*).

Thus, in case the Shareholders' Meeting approves the proposals of appointment and re-election aforementioned, the Board of Directors will continue to have thirteen (13) members.

Eighth. **Amendment of article 17.bis of the Articles of Association, relating to distance voting systems of the General Shareholders' Meeting.**

In view of the mandatory report of the Board of Directors, amend article 17.bis of the Articles of Association, with respect to the casting of votes through distance voting systems of the General Shareholders' Meeting, in order to extend the deadline for receipt of votes until before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable, in order for them to be valid. The mentioned article will read as follows (*in italics*):

Article 17.bis.- Casting of votes through distance voting systems.-

1. *All shareholders who have right to attend the Meeting may cast their vote regarding the proposals included in the agenda through the following systems of communication:*

   a) *By postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed and with indication of the sense of their vote; or*

   b) *By electronic correspondence or any other distance voting systems in accordance with the instructions contained on the corporate web page of the Company, provided that the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised includes a recognized electronic signature, according to the provisions of the Electronic Signature Act (Ley de Firma Electrónica) or that, without fulfilling the requirements for the electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.*

   Votes received through distance voting systems will not be valid if not received by the Company before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable.

2. *The notice of the General Shareholders' Meeting shall state the deadlines, means and procedures for casting the vote through distance voting systems.*

3. *The shareholders who cast their vote through distance voting systems pursuant to this article shall be deemed as present to the effects of*

GRIFOLS

convening the meeting. In consequence, the delegations issued previously shall be deemed revoked and those conferred afterwards shall be deemed as not effected.

4. *Notwithstanding the foregoing, a vote casted by distance voting systems shall be rendered void by the personal attendance of the shareholder casting the vote to the Meeting.*

Ninth. **Amendment of article 20 of the Regulations of the General Shareholders' Meeting, relating to distance voting systems of the General Shareholders' Meeting.**

In view of the mandatory report of the Board of Directors, amend article 20 of the Regulations of the General Shareholders' Meeting, with respect to the casting of votes through distance voting systems of the General Shareholders' Meeting, in order to extend the deadline for receipt of votes until before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable, in order for them to be valid. The mentioned article will read as follows (*in italics*):

Article 20. Distance voting

1. *According to the provisions of the Articles of Association, shareholders with the right to attend may cast a distance vote regarding the proposals included in the agenda, through the following systems of communication:*

   a) *by postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed with clear indications of the sense of their vote; or*

   b) *by electronic correspondence or any other distance communication systems, following the instructions contained on the corporate web page of the Company, as long as the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised incorporates a recognised electronic signature, pursuant to the Electronic Signature Act (Ley de Firma Electrónica), or that, without fulfilling the requirements for the electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.*

2. *The notice of the calling of the General Meeting will contain the procedure, the requirements and the deadlines for distance voting.*

3. *Votes received through distance voting systems will not be valid if not received by the Company before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable.*

GRIFOLS

4. *The shareholders who cast a distance vote pursuant to the provisions of this article shall be deemed as present to the effects of convening the Meeting. In consequence, the previously issued delegations shall be deemed revoked and those conferred afterwards shall be deemed as not effected.*

5. *Notwithstanding the foregoing, a vote casted by distance voting system referred to in this article shall be rendered void by the attendance of the shareholder casting the vote to the Meeting.*

Tenth. **Information on the amendment of the Internal Regulations of the Company's Board of Directors, pursuant to article 528 of the Capital Companies Act.**

Pursuant to article 528 of the Capital Companies Act (*Ley de Sociedades de Capital*), to inform the shareholders of the amendments of the Regulations of the Company's Board of Directors, in order to adapt said regulations to the Capital Companies Act currently in force. The shareholders have access to said regulations at the Company's web page.

Eleventh. **Consultative vote on the Annual Remuneration Report.**

Pursuant to the provisions of article 541.4 of the Capital Companies Act (*Ley de Sociedades de Capital*), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders' Meeting.

Twelfth. **Granting of authorities to formalize and execute the resolutions passed by the General Meeting.**

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders' Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders' Meeting, with no limitation.

Thirteenth. **Informative presentation on AMBAR (*Alzheimer Management by Albumin Replacement*) clinical trial.**

Mr. Antonio Paez, Grifols' Medical Director, will make a presentation, whereby he will summarize the results of the AMBAR clinical trial already presented in March at the 14th Alzheimer's and Parkison Congress held in Lisbon and the ones presented in October at the 11th Clinical Trials on Alzheimer's Disease (CTAD) Congress held in Barcelona.

* * *

GRIFOLS ANNEX2 GRIFOLS, S.A. PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting hel on second call on today's date, a preferred dividend will be distributed to Class B Shares, a per the results of fiscal year ended 31 December 2018: Payment date: 11 June 2019 Ex-date: 7 June 2019 Class B Shares ISIN code: ES0171996095 Share name: Grifols, S.A. Number of Class B Shares: 261,425,110 Nominal value: 0.05.-€ Treasury shares: 3,419,563 Total dividend amount: 2,614,251-€ Gross amount per unit (deducting the treasury shares): 0.01013254-€ Tax withheld 19% per unit(**): 0.00192518-€ Net amount per unit: 0.00820736-€ (**) Applicable withholding rate, generally used, notwithstanding those cases in which th retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona on 24 May 2019 Ms. Nuria Martin Barnes Secretary to the Board of Directors

GRIFOLS ANNEX3 GRIFOLS, S.A. DIVIDEND PAYMENT In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting hel on second call on today's date, an ordinary dividend ofEUR 99,297,257.60 against the result of the fiscal year ended as of 31 December 2018 will be distributed: Payment date: 11 June 2019 Ex-date: 7 June 2019 ISIN code: Class A Shares: ES0171996087 Class B Shares: ESO171996095 Share name: Grifols, S.A. Total number of Shares representing the share capital: 687,554,908 Class A Shares: 426,129,798 Class B Shares: 261,425,110 Nominal value: Class A Shares: 0.25-€ Class B Shares: 0.05-€ Treasury shares: Class A Shares: 0 Class B Shares: 3,419,563 Total dividend amount: 99,297,257.60 -€ Gross amount per unit (deducting the treasury shares): 0.14514271-€ Tax withheld 19% per unit(**): 0.02757711-€ Net amount per unit: 0.1175656-€ (**) Applicable withholding rate, generally used, notwithstanding those cases in which th retention is not applied, based on the tax nature, situation or residency of the recipient, i accordance with the regulations in force on Personal Income Tax, Corporate Income Tax an Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies using the means provided by Iberclear for said entities.

GRIFOLS To that end, the payment agency appointed is BBVA. In Barcelona on 24 May 2019 Ms. Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 24, 2019